

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2021

Shlomo Pilo
Chief Executive Officer
Raphael Pharmaceutical Inc.
4 Lui Paster
Tel Aviv-Jaffa
Israel 6803605

>   **Re: Raphael Pharmaceutical Inc.**
>   **Registration Statement on Form 10-12G**
>   **Filed July 29, 2021**
>   **File No. 000-53002**

Dear Mr. Pilo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-12G Filed July 29, 2021

Item 1. Business.
Research and Clinical Development Strategy
Research Agreement with Rambam MT, page 3

1.   We note the Sponsored Research Agreement with Rambam Med-Tech Ltd., dated July 17, 2019, filed as Exhibit 10.6, and the information on pages 3 and 53 reflecting the October 28, 2020 and February 15, 2021 revisions to that agreement. File the amendments to the agreement as exhibits or tell us why you do not believe they are required to be filed.

Financial Statements, page F-1

2.   Please update the financial information in your filing to include the interim period ended June 30, 2021, in accordance with the guidance in Rule 8-08 of Regulation S-X. We

note that when you update your financial statements through June 30, 2021, your financial statements will reflect the Share Exchange which is accounted for as a reverse merger. Accordingly, the financial statements included in your filing should be those of the consolidated entity reflecting the continuation of the financial statements of the accounting acquirer (Raphael Pharmaceuticals, Ltd) with an adjustment to reflect the legal capital of the accounting acquiree (Easy Energy, Inc). Refer to ASC 805-40-45 for guidance. Please note that the pro forma financial information reflecting these transactions are no longer required and should be removed. The financial statements for Easy Energy, Inc. for the interim period ended March 31, 2021 and the fiscal years 2020 and 2019 may also no longer be necessary pursuant to Rule 8-04 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner at 202-551-3744 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences